May 28, 2008
BY FAX AND EDGAR
Mr. Christian Windsor
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bank of America Corporation Registration Statement on Form S-4 File No. 333-149204
Dear Mr. Windsor:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of America Corporation (“Bank of America” or the “Company”) hereby respectfully requests that the Registration Statement on Form S-4 filed by Bank of America on February 13, 2008 (File No. 333-149204), as amended, be declared effective on May 28, 2008 at 1:00 p.m., Eastern time, or as soon as practicable thereafter.
     Bank of America hereby acknowledges to the Securities and Exchange Commission (the “Commission”) the following:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
BANK OF AMERICA CORPORATION
Name: Teresa M. Brenner
Title:   Associate General Counsel

cc:	Kathryn McHale, Esq. Securities and Exchange Commission

Benet J. O’Reilly, Esq. Cleary Gottlieb Steen & Hamilton LLP

Susan E. Bow Countrywide Financial Corporation

Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz